Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2014 and for the six months then ended and related notes included in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2013 and the other information contained in such Annual Report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

In March 2014, Panasonic Corporation (“Panasonic”) has formed TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), a newly established company. Upon TPSCo’s formation, (a) Panasonic transferred its semiconductor wafer manufacturing process and capacity tools of 8 inch and 12 inch at three of its fabs located in Hokuriku Japan (Uozu, Tonami and Arai) to TPSCo; and (b) we acquired 51% of the shares of TPSCo for a consideration of approximately $7.4 million. For additional information regarding the acquisition of TPSCo, see Note 2A to our unaudited condensed interim consolidated financial statements as of June 30, 2014. Our consolidated financial statements include TPSCo’s balance sheet starting March 31, 2014 and TPSCo’s results of operations commencing immediately following such date.

Results of Operations

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six months ended June 30,
	2014	2013
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	97.0	93.8
Gross Profit	3.0	6.2
Research and development expenses	5.9	7.1
Marketing, general and administrative expenses	7.5	8.8
Nishiwaki fab restructuring costs and impairment	20.6	--
Merger related costs	0.3	--
Amortization related to a lease agreement early termination	--	1.6
Operating loss	(31.3)	(11.3)
Interest expenses, net	(4.6)	(6.9)
Other financing expense, net	(8.8)	(3.0)
Gain from acquisition, net	45.4	--
Other income (expense), net	0.1	(0.0)
Income tax benefit	3.8	1.8
Profit (Loss) for the period	4.5	(19.4)
Net loss attributable to the non-controlling interest	1.8	--
Net profit (loss) for the period attributable to the company	6.3%	(19.4)%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2014	2013
Statement of Operations Data:
Revenues	$366,725	$237,883
Cost of revenues	355,750	223,086
Gross Profit	10,975	14,797
Research and development expenses	21,605	16,891
Marketing, general and administrative expenses	27,343	20,987
Nishiwaki Fab restructuring costs and impairment	75,728	--
Merger related costs	1,229	--
Amortization related to a lease agreement early termination	--	3,732
Operating Loss	(114,930)	(26,813)
Interest expenses, net	(16,931)	(16,332)
Other financing expense, net	(32,393)	(7,227)
Gain from acquisition, net	166,404	--
Other income (expense), net	203	(59)
Income tax benefit	14,020	4,393
Profit (loss) for the period	16,373	(46,038)
Net loss attributable to the non-controlling interest	6,702	--
Net profit (loss) for the period attributable to the company	$23,075	$(46,038)

Six months ended June 30, 2014 compared to the six months ended June 30, 2013

Revenues. Revenues for the six months ended June 30, 2014 increased by 54% to $366.7 million, as compared to $237.9 million for the six months ended June 30, 2013. Such increase in revenues is mainly due to a higher amount of wafers shipped of 42% (mainly due to the inclusion of revenue and shipments from TPSCo for the first time following our acquisition) and a higher average selling price.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2014 amounted to $355.8 million, compared to $223.1 million for the six months ended June 30, 2013. This increase was mainly due to the manufacturing related costs, including TPSCo’s depreciation and amortization of $26 million, of our newly acquired TPSCo.

Gross Profit. Gross profit for the six months ended June 30, 2014 amounted to $11.0 million compared to $14.8 million for the six months ended June 30, 2013. The decrease in the gross profit margin is due to the first time inclusion of TPSCo’s margins, which are lower as compared to our other business’ margins, and due to TPSCo’s depreciation and amortization of $26 million.

Research and Development. Research and development expenses for the six months ended June 30, 2014, as a percentage of revenues, were reduced to 5.9% in the six months ended June 30, 2014, as compared to 7.1% in the six months ended June 30, 2013, and amounted to $21.6 million and $16.9 million, respectively. The $4.7 million net increase is mainly due to the inclusion of TPSCo’s research and development expenses for the first time.

Marketing, General and Administrative Expenses. Marketing, general and administrative expenses for the six months ended June 30, 2014, as a percentage of revenues, were reduced to 7.5% as compared to 8.8% in the six months ended June 30, 2013, and amounted to $27.3 million and $21.0 million, respectively. This net increase was mainly due to the inclusion of TPSCo’s marketing, general and administrative expenses for the first time.

Nishiwaki Fab Restructuring Costs and Impairment. As part of restructuring our business and activities in Japan, it was decided to cease the operations of the Nishiwaki Fab. The Company recorded restructuring and impairment costs of $75.7 million for the six months ended June 30, 2014, most of which were associated with fixed assets non-cash impairment costs.

Amortization Related to a Lease Agreement Early Termination. Operating expenses for the six months ended June 30, 2013 included $3.7 million in non-cash amortization expenses related to an early termination of an office building lease contract occurred in 2013 on our Newport Beach site in California.

Operating Loss. Operating loss for the six months ended June 30, 2014 amounted to $114.9 million compared to $26.8 million loss for the six months ended June 30, 2013, resulting mainly from the above described Nishiwaki Fab restructuring and impairment costs, net, of $75.7 million.

Interest Expenses, Net. Interest expenses, net for the six months ended June 30, 2014 amounted to $16.9 million compared to interest expenses, net of $16.3 million for the six months ended June 30, 2013.

Other Financing Expenses, Net. Other financing expenses, net for the six months ended June 30, 2014 amounted to $32.4 million compared to other financing expenses, net of $7.2 million for the six months ended June 30, 2013. The increase is mainly comprised of the following: (i) fair value measurement on banks’ loans in the amount of approximately $11 million due to a positive effect included in the six months ended June 30, 2013 following a bank agreement signed in the first quarter of 2013, and (ii) non-cash cost recorded in 2014 as a result from the Jazz notes exchange transaction in the amount of approximately $10 million.

Gain from Acquisition, Net. Gain from the acquisition of TPSCo in the amount of $166.4 million is included in the six months ended June 30, 2014. As the fair value of the net assets acquired exceeded the purchase price, we recognized a gain on the acquisition, net, derived from the high value assigned to our stake in TPSCo. See also Note 2A to our unaudited condensed interim consolidated financial statements as of June 30, 2014.

Income Tax Benefit. Income tax benefit for the six months ended June 30, 2014 amounted to $14.0 million compared to $4.4 million in the six months ended June 30, 2013. Tax income for the six months ended June 30, 2014 of $14.0 million resulted mainly from our subsidiaries’ losses before tax, while the tax expenses resulted from the acquisition gain was presented at its net amount, after tax, and not reflected in tax expenses (income) line. For 2013, the entire $4.4 million resulted from our subsidiaries’ losses before tax.

 Net Profit (Loss). Profit for the six months ended June 30, 2014 amounted to $23.0 million as compared to a loss of $46.0 million for the six months ended June 30, 2013. Net profit for the six months ended June 30, 2014 included the above described non-cash items of $166.4 million gain from acquisition, net, of TPSCo, offset by the $75.7 million of Nishiwaki Fab restructuring costs and impairment.

Impact of Inflation and Currency Fluctuations

The US Dollar costs of our operations in Israel are influenced by changes in the rate of inflation in Israel and the extent to which such changes are not offset by the change in valuation of the New Israeli Shekel (“NIS”) in relation to the US Dollar. During the six months ended June 30, 2014, the exchange rate of the US Dollar in relation to the NIS decreased by 1.0% and the Israeli Consumer Price Index (“CPI”) did not change (during the six months ended June 30, 2013, the exchange rate of the US Dollar in relation to the NIS decreased by 3.1% and the Israeli CPI increased by 1.3%).

We believe that the rate of inflation in Israel did not have a material effect on our business to date. However, our US Dollar costs will increase if inflation in Israel exceeds the devaluation of the NIS against the US Dollar.

The US Dollar costs of our operations in Japan are influenced by the changes in valuation of the Japanese Yen (“JPY”) in relation to the US Dollar. During the six months ended June 30, 2014, the exchange rate of the US Dollar in relation to the JPY decreased by 3.5% (during the six months ended June 30, 2013, the exchange rate of the US Dollar in relation to the JPY increased by 14.8%).

Nearly all of the cash generated from our operations and from our financing and investing activities is denominated in US Dollars, NIS and JPY. Our expenses and costs are denominated in NIS, US Dollars, JPY and Euros. We are, therefore, exposed to the risk of currency exchange rate fluctuations.

Liquidity and Capital Resources

As of June 30, 2014, we had an aggregate amount of $192.2 million in cash and cash equivalents, an increase of 69.3 million as compared to $122.9 million we had as of December 31, 2013.

During the six months ended June 30, 2014, we generated $66.0 million positive cash from operating activities (or $49.6 million of positive cash including interest payments), included $57.6 million of cash in TPSCo associated with its establishment in March 31, 2014 and received a loan of approximately $87.0 million from JA Mitsui & Bank Of Tokyo (which was used to prepay a bridge loan Panasonic granted to TPSCo in the same amount earlier this year). These liquidity resources mainly financed the capital investments, net that we made during the six months ended June 30, 2014, which aggregated to approximately $23.9 million and repayment of $14.0 million of debts, net.

As of June 30, 2014, loans from banks were presented in our balance sheet in the amount of $211.1 million, out of which $50.0 million were presented as short term. As of such date, we presented an aggregate of $225.4 million of debentures on our balance sheet, of which $47.1 million were presented as short-term.